Exhibit 99.1

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

For the Transition Period from February 1, 2013 to December 31, 2013 and the Years Ended January 31, 2013 and 2012

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the members of FC HCN University Park, LLC:

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations and comprehensive income, of changes in members’ equity and of cash flows present fairly, in all material respects, the financial position of FC HCN University Park, LLC and its subsidiaries at December 31, 2013 and January 31, 2013, and the results of their operations and their cash flows for the eleven months ended December 31, 2013 and the year ended January 31, 2013 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
March 26, 2014

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,	January 31,
	2013	2013
Assets
Property and Equipment
Land improvements	$27,575,849	$27,575,849
Building and building equipment	290,860,476	291,079,731
Tenant improvements	15,655,373	15,815,458
Total Property and Equipment	334,091,698	334,471,038
Less accumulated depreciation	(128,331,457)	(121,871,258)
Property and Equipment, net	205,760,241	212,599,780

Cash	8,026,235	11,828,537
Restricted cash	18,024,948	29,331,697
Accounts receivable, net	12,975,051	13,461,753
Accounts receivable - affiliate	83,396	309,723
Interest receivable - affiliate	1,611,442	554,682
Mortgage procurement costs, net	1,839,201	2,100,274
Lease procurement costs, net	3,070,875	3,909,575
Lease inducement costs, net	113,448	136,558
Prepaid expenses	443,216	328,895
Deferred swap asset	3,580,427	513,092
Total Assets	$255,528,480	$275,074,566

Liabilities and Members' Equity
Mortgage notes payable	$319,811,172	$347,322,437
Accounts payable and accrued liabilities	9,656,342	10,245,774
Deferred revenues	520,504	774,351
Accrued interest	778,102	966,237
Accrued real estate taxes	—	905,658
Tenant security deposits	82,860	82,860
	330,848,980	360,297,317

Commitments and contingencies	—	—

Members' Equity	50,792,345	43,606,694
Note receivable - affiliate	(126,112,845)	(128,829,445)
	(75,320,500)	(85,222,751)

Total Liabilities and Members' Equity	$255,528,480	$275,074,566

The accompanying notes are an integral part of these financial statements.

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Income

	11 Months Ended
	December 31,	Years Ended January 31,
	2013	2013	2012
			(Unaudited)
Revenues
Minimum rents	$51,278,102	$54,213,584	$52,734,587
Tenant reimbursements	17,566,037	18,858,754	17,982,182
Parking	6,973,014	7,319,581	7,615,341
	75,817,153	80,391,919	78,332,110
Expenses
Operating	8,665,303	9,300,370	8,505,189
Depreciation and amortization	8,490,073	9,760,632	11,076,232
Real estate taxes	10,077,059	10,607,625	10,165,870
Land rent	5,681,824	7,180,592	6,756,746
Management fees	4,544,337	4,867,772	4,760,678
	37,458,596	41,716,991	41,264,715
Interest expense	(16,345,478)	(20,557,216)	(21,828,415)
Amortization of mortgage procurement costs	(593,921)	(558,582)	(555,982)
Interest income, affiliate	5,883,713	6,829,297	6,850,590
Other income	217,788	350,084	250,406
Net Income	27,520,659	24,738,511	21,783,994
Other comprehensive income	3,105,936	2,215,357	1,682,580
Total Comprehensive Income	$30,626,595	$26,953,868	$23,466,574

The accompanying notes are an integral part of these financial statements.

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Consolidated Statements of Changes in Members’ Equity

	Class A	Class B
	Capital	Capital	Total
Balance at January 31, 2011 (Unaudited)	$(44,949,539)	$121,605,600	$76,656,061
Contributions	185,716	—	185,716
Distributions	(27,171,051)	(6,472,965)	(33,644,016)
Net income	15,311,029	6,472,965	21,783,994
Other comprehensive income	1,682,580	—	1,682,580
Balance at January 31, 2012	(54,941,265)	121,605,600	66,664,335
Distributions	(37,250,612)	(12,760,897)	(50,011,509)
Net income	18,265,546	6,472,965	24,738,511
Other comprehensive income	2,215,357	—	2,215,357
Balance at January 31, 2013	(71,710,974)	115,317,668	43,606,694
Contributions	3,044,845	—	3,044,845
Distributions	(19,250,593)	(7,235,196)	(26,485,789)
Net income	23,002,064	4,518,595	27,520,659
Other comprehensive income	3,105,936	—	3,105,936
Balance at December 31, 2013	$(61,808,722)	$112,601,067	$50,792,345

The accompanying notes are an integral part of these financial statements.

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	11 Months Ended
	December 31,	Years Ended January 31,
	2013	2013	2012
			(Unaudited)
Cash Flows from Operating Activities
Net income	$27,520,659	$24,738,511	$21,783,994
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,490,073	9,760,632	11,076,232
Amortization of mortgage procurement costs	593,921	558,582	555,982
Amortization of lease inducement costs	23,110	2,101	—
Amortization of treasury option	35,555	143,740	143,739
Loss on extinguishment of debt	—	—	37,775
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	486,702	(1,617,666)	(1,907,089)
Accounts receivable - affiliate	226,327	234,595	(132,809)
Interest receivable - affiliate	(1,056,760)	27,073	—
Lease inducement costs	—	(138,659)	—
Prepaid expenses	(114,321)	(65,225)	(31,458)
Increase (decrease) in:
Accounts payable and accrued liabilities	1,133,740	1,724,490	879,027
Deferred revenue	(253,847)	298,690	(223,488)
Accrued interest	(188,135)	(95,593)	(481,414)
Accrued real estate taxes	(905,658)	28,837	71,191
Tenant security deposits	—	(272,028)	11,154
Net cash provided by operating activities	35,991,366	35,328,080	31,782,836

Cash Flows from Investing Activities
Capital expenditures	(2,200,816)	(1,601,552)	(1,521,752)
Payment of lease procurement costs	(331,144)	(1,465,365)	(1,116,316)
Release (funding) of restricted cash	11,306,749	(923,368)	(8,869,623)
Net cash provided by (used in) investing activities	8,774,789	(3,990,285)	(11,507,691)

Cash Flows from Financing Activities
Proceeds from mortgage notes payable	28,811,786	95,000,000	70,000,000
Principal payments on mortgage notes payable	(56,323,051)	(78,840,981)	(52,204,199)
Payments of mortgage procurement costs	(332,848)	(1,223,471)	(751,150)
Contributions from members	3,044,845	—	185,716
Distributions to members	(26,485,789)	(50,011,509)	(33,644,016)
Repayment of note receivable - affiliate	2,716,600	6,287,933	—
Net cash used in financing activities	(48,568,457)	(28,788,028)	(16,413,649)

Net increase (decrease) in cash	(3,802,302)	2,549,767	3,861,496
Cash at beginning of period	11,828,537	9,278,770	5,417,274
Cash at end of period	$8,026,235	$11,828,537	$9,278,770
Supplemental Non-Cash Disclosures:
Capital expenditures included in accounts payable and accrued liabilities	$4,039,925	$5,662,997	$360,623
Lease procurement costs included in accounts payable and accrued liabilities	$—	$100,100	$435,825
Supplemental Disclosure:
Interest paid	$16,498,058	$20,652,809	$22,128,315

The accompanying notes are an integral part of these financial statements.

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information for the Year Ended January 31, 2012 is Unaudited)

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization
FC HCN University Park, LLC (the “Company”) was formed on February 22, 2010 for the purpose of acquiring and operating seven life science office buildings located in Cambridge, Massachusetts. The Company is comprised of two members: Forest City University Park, LLC (“FCUP”) with a 51% ownership interest and HCN FCE Life Sciences, LLC (“HCN”) with a 49% ownership interest.
The Company owns and operates the following life science office buildings, which are located in Cambridge, Massachusetts:

Square Feet
Name	(Unaudited)
35 Landsdowne Street	202,000
40 Landsdowne Street	215,000
45/75 Sidney Street	277,000
65/80 Landsdowne Street	122,000
88 Sidney Street	145,000
Jackson Building	99,000
Richards Building	126,000
The Company
The Company is a 51% owned equity method investment of Forest City Enterprises, Inc. (“FCE”), a publicly traded company, and is a significant subsidiary of FCE for FCE’s transition period from February 1, 2013 to December 31, 2013. The Company met the conditions of a significant subsidiary of FCE as a result of its allocated income exceeding 20% of FCE’s pre-tax loss from continuing operations, as adjusted for the Company’s income. As a result, audited consolidated financial statements are required to be filed with the Securities and Exchange Commission in accordance with Rule 3‑09 of Regulation S-X, as of and for the 11 months ended December 31, 2013.
Change in Year-End
FCE changed its year-end to December 31 from January 31, effective December 31, 2013. Accordingly, the Company has also changed its year-end to December 31 from January 31, effective December 31, 2013 and is presenting an 11 month period ending December 31, 2013 as its transition period.
Basis of Presentation
The accompanying consolidated financial statements include the accounts of FC HCN University Park, LLC and its wholly-owned subsidiaries in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements and notes thereto for the year ended January 31, 2012 are unaudited and have been presented for comparative purposes in accordance with Regulation S-X.

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information for the Year Ended January 31, 2012 is Unaudited)

Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect amounts reported in the accompanying consolidated financial statements and related notes. Critical estimates include estimates of useful lives for long-lived assets, reserves for collection on accounts receivables, fair value of financial instruments and assessing property and equipment for impairment. As a result of the nature of estimates made by the Company, actual results could differ.
Property and Equipment
Property and equipment is recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows: land improvements – 20 years, building (including first generation tenant improvements) – 50 years, building equipment – 10 to 15 years and tenant improvements – 1 to 15 years. Major improvements are capitalized and expensed through depreciation charges. Repairs, maintenance and minor improvements are expensed as incurred. Property and equipment costs of $957,084 and $169,538 were written off during the 11 months ended December 31, 2013 and the year ended January 31, 2013, respectively.
The Company reviews its property and equipment for impairment whenever events or changes indicate that its carrying value of the long-lived assets may not be recoverable. In cases where the Company does not expect to recover its carrying costs, an impairment charge is recorded to the extent the carrying value exceeds estimated fair value. Significant estimates are made in the determination of future undiscounted cash flows including historical and budgeted net operating income, estimated holding periods, risk of foreclosure and estimated cash proceeds received upon disposition of the asset. Determining fair value of real estate, if required, also involves significant judgments and estimates including discount and capitalization rates. Changes to these estimates could affect whether or not an impairment charge would be required and/or the amount of impairment charges recognized. The Company did not record any impairments of property and equipment during the 11 months ended December 31, 2013 and the years ended January 31, 2013 and 2012.
The sole tenant of 88 Sidney Street has informed the Company it will vacate the space in June 2014. The Company and its members intend to fund the operations of the property to the extent necessary during the time it takes to re-lease the space.
Cash
The Company maintains cash deposits with major financial institutions which, from time to time, may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions where cash is held and believes that the risk of any loss is minimal.
Restricted Cash
Restricted cash consists of cash held to fund certain capital improvement expenditures, real estate taxes and certain operating expenses, as required by the mortgage notes loan agreements.

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information for the Year Ended January 31, 2012 is Unaudited)

Accounts Receivable
Accounts receivable consists of amounts contractually due from tenants plus cumulative revenue recognized in excess of amounts billed (“straight-line rent receivable”). The Company makes estimates of the uncollectability of its accounts receivable related to base rents, expense reimbursements, straight-line rent receivable and other revenues. The Company analyzes accounts receivable and historical bad debt levels, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. The Company’s reported net income is directly affected by management’s estimate of the collectability of accounts receivable.
Straight-line rent receivable was $11,706,930 and $11,931,680 at December 31 and January 31, 2013, respectively, and is included in accounts receivable in the Consolidated Balance Sheets.
Deferred Costs
Mortgage procurement costs are amortized over the term of the mortgage note payable. Accumulated amortization of mortgage procurement costs was $1,570,191 and $1,709,704 at December 31 and January 31, 2013, respectively. Fully amortized mortgage procurement costs of $528,797, $1,488,134 and $2,217,893 were written off during the 11 months ended December 31, 2013 and the years ended January 31, 2013 and 2012, respectively. During the year ended January 31, 2012, unamortized mortgage procurement costs of $37,775 were written off and are included in interest expense in the Consolidated Statements of Operations.
Lease procurement costs are amortized on a straight line basis over the term of the related lease. Accumulated amortization of lease procurement costs was $6,142,357 and $5,097,052 at December 31 and January 31, 2013, respectively. Fully amortized lease procurement costs of $229,075, $1,272,805 and $408,601 were written off during the 11 months ended December 31, 2013 and the years ended January 31, 2013 and 2012, respectively. Unamortized lease procurement costs of $14,441 were written off during the 11 months ended December 31, 2013.
Lease inducement costs are amortized on a straight-line basis over the term of the related lease as a component of minimum rents in the Consolidated Statements of Operations. Accumulated amortization of lease inducement costs was $25,211 and $2,101 at December 31 and January 31, 2013, respectively.
Derivative Instruments and Hedging Activities
The Company maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned impacts on earnings and cash flows that may be caused by interest rate volatility. The principal risk to the Company through its interest rate hedging strategy is the potential inability of the financial institutions from which the interest rate protection was purchased to cover all of its obligations. To mitigate this exposure, the Company purchased its interest rate protection from the institution that holds the debt. The Company does not enter into derivative financial instrument contracts for trading or speculative purposes.

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information for the Year Ended January 31, 2012 is Unaudited)

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management strategy for undertaking various hedge transactions. The Company formally assesses (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company discontinues hedge accounting prospectively. In situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value in the Consolidated Balance Sheets, recognizing changes in the fair value in current period earnings as interest expense in the Consolidated Statements of Operations.
Deferred Revenues
Deferred revenues consist of prepaid tenant rental income that is deferred and recognized in the period the income is earned.
Members' Equity
As part of the Company structuring, FCUP was credited with a special capital account balance (“Class B Capital”) of $121,605,600. During the 11 months ended December 31, 2013 and the year ended January 31, 2013, FCUP received priority distributions of $2,716,601 and $6,287,932, respectively, as a result of certain refinancings of the Company's debt. FCUP is entitled to a preferred return equal to 5.25% per annum on its Class B Capital account balance. The total cumulative undistributed preferred return was $1,510,731 and $521,342 at December 31 and January 31, 2013, respectively. Distributions to the classes are paid in accordance with the Operating Agreement, which calls for priority distributions to one class or the other depending on the nature of the cash flow source. The Company will continue in perpetuity unless terminated earlier as provided in the Operating Agreement.
The Company’s net income or loss and cash flows are allocated in accordance with the terms of the Operating Agreement. Income is allocated to Class B Capital to the extent of preferred return distributions.
Lease Revenue
Space in the office buildings is generally leased to tenants for periods ranging from 5 to 17 years. Most of the leases provide for minimum annual rental amounts. Where leases provide for fixed step rent increases, revenue is recognized on a straight-line basis over the related lease terms. Revenue recognized in excess of (less than) amounts billed to tenants was $(224,750), $1,042,140, and $2,611,433 for the 11 months ended December 31, 2013 and the years ended January 31, 2013 and 2012, respectively.
The Company is reimbursed by the tenants for its share of certain operating and real estate tax expenses incurred in connection with operations of the buildings, in accordance with its lease agreements.
Income Taxes
No provision for income taxes is included in the consolidated financial statements. Income taxes, if any, are the responsibility of the individual members.

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information for the Year Ended January 31, 2012 is Unaudited)

Subsequent Events Review
The Company has evaluated events and transaction that occurred between December 31, 2013 and the date of the Report of Independent Registered Public Accounting Firm, which is the date the consolidated financial statements were available to be issued. There were no significant subsequent events, except as disclosed in Note C.
2013 Transition Period Comparative Data
The following table presents certain financial information for the 11 months ended December 31, 2013 and 2012, for comparability purposes.

	11 Months Ended December 31,
	2013	2012 (Unaudited)
Revenues
Minimum rents	$51,278,102	$49,760,836
Tenant reimbursements	17,566,037	16,732,938
Parking	6,973,014	6,675,190
	75,817,153	73,168,964
Expenses
Operating	8,665,303	7,838,605
Depreciation and amortization	8,490,073	8,986,359
Real estate taxes	10,077,059	9,609,566
Land rent	5,681,824	6,598,846
Management fees	4,544,337	4,403,909
	37,458,596	37,437,285
Interest expense	(16,345,478)	(18,952,272)
Amortization of mortgage procurement costs	(593,921)	(501,233)
Interest income, affiliate	5,883,713	6,274,072
Other income	217,788	332,294
Net Income	$27,520,659	$22,884,540
NOTE B – NOTE RECEIVABLE - AFFILIATE
The Company loaned Forest City Commercial Group, Inc. ("FCCG”), an affiliated entity of FCUP, $135,117,378 under a promissory note dated March 11, 2010. The loan accrues interest at 5% per annum, which is payable in arrears on the first day of each calendar quarter. On March 10, 2019, the unpaid principal balance, together with all accrued but unpaid interest is due. The outstanding balance at December 31 and January 31, 2013 was $126,112,845 and $128,829,445, respectively. Accrued interest was $1,611,442 and $554,682 at December 31 and January 31, 2013, respectively.
The fair value of the outstanding balance at December 31 and January 31, 2013 was $132,536,936 and $140,548,489, respectively.

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information for the Year Ended January 31, 2012 is Unaudited)

NOTE C – MORTGAGE NOTES PAYABLE
The following is a summary of mortgage notes payable:

	Maturity	Interest		December 31,	January 31,
	Date	Rate		2013	2013
35 Landsdowne Street	June 3, 2019	3.39%	(1)	$66,000,000	$66,000,000
40 Landsdowne Street	April 1, 2014	5.82%	(2)	45,238,241	46,790,934
45/75 Sidney Street	November 1, 2016	8.38%	(2)	84,758,444	86,083,850
65/80 Landsdowne Street	January 1, 2017	4.26%	(2)	66,002,701	67,567,465
88 Sidney Street	September 1, 2013	6.13%	(2)	—	34,089,176
Jackson Building	August 1, 2018	3.75%	(2)	28,000,000	17,791,012
Richards Building	October 1, 2015	2.17%	(3)	29,811,786	29,000,000
Total Mortgage Notes Payable				$319,811,172	$347,322,437

(1)	Interest rate represents an all-in lender rate (1.39% swap rate plus 2.00% lender spread).

(2)	Interest is at a fixed rate.

(3)	Interest rate represents 2.00% lender spread plus LIBOR.
All of the Company’s individual mortgage notes payable are solely collateralized by the respective subsidiary’s individual building and personal property and an assignment of leases and rents. None of these mortgages are cross-collateralized between the affiliated entities.
On February 28, 2014, the Company refinanced its 40 Landsdowne Street mortgage note payable. The new mortgage note payable bears interest at a fixed rate of 4.23% and matures on September 1, 2021.
On March 5, 2013, the Company refinanced its Jackson Building mortgage note payable.
The interest rate on the Richards Building mortgage note payable is variable at 2% plus LIBOR or the Prime Rate, elected by the Company. In the event the Company is unable to repay the mortgage on October 1, 2015, the Company has the option to extend the maturity date to October 1, 2016 or October 1, 2017.
The following summarizes the composition of mortgage notes payable maturities as of December 31, 2013:

Total
Years Ending December 31,	Maturities
2014	$48,600,874
2015	34,153,597
2016	84,759,528
2017	61,839,024
2018	27,962,149
Thereafter	62,496,000
Total	$319,811,172

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information for the Year Ended January 31, 2012 is Unaudited)

NOTE D – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
In connection with an earlier refinancing of the Company’s 35 Landsdowne Street mortgage note payable, the Company purchased a Treasury option with a notional amount of $52,000,000. The Treasury option matured on August 1, 2002 and was fully amortized during the 11 months ended December 31, 2013.
On December 3, 2012, the Company entered into a new interest rate swap agreement with a notional amount of $66,000,000 that amortizes according to the 35 Landsdowne Street mortgage note payable agreement. Under the swap, the Company pays a fixed rate of 1.39% and receives LIBOR, while the underlying loan pays LIBOR plus the lender spread of 2.00%. The swap effectively fixes the interest rate on the mortgage note payable at 3.39%.
The interest rate swap agreement was designated and qualifies as a cash flow hedge of interest rate risk. The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges is recorded in accumulated OCI and is subsequently reclassified into earnings in the period that the hedged transaction affects earnings. The ineffective portion of the change in fair value of derivatives is recognized directly in earnings. The Company recorded no ineffectiveness related to the cash flow hedges for the 11 months ended December 31, 2013 and the years ended January 31, 2013 and 2012. As of December 31, 2013, the Company expects that within the next twelve months it will reclassify approximately $771,497, recorded in accumulated OCI, into earnings as interest expense.
The following table presents the fair values and location in the Consolidated Balance Sheets of all derivative instruments.

	Fair Value of Derivative Instruments
	Asset Derivatives (included in Deferred Swap Asset)
	Current Notional	Fair Value
December 31, 2013
Interest rate swaps designated as hedging instruments	$66,000,000	$3,580,427
January 31, 2013
Interest rate swaps designated as hedging instruments	$66,000,000	$513,092

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information for the Year Ended January 31, 2012 is Unaudited)

The following table presents the impact of gains and losses related to derivative instruments designated as cash flow hedges included in accumulated OCI in the Consolidated Statements of Changes in Members' Equity and in interest expense in the Consolidated Statements of Operations.

		Gain (Loss) Reclassified from
		Accumulated OCI
Derivatives Designated as Cash Flow Hedging Instruments	Gain Recognized in OCI (Effective Portion)	Location on Consolidated Statements of Operations	Effective Amount	Ineffective Amount
11 Months Ended December 31, 2013
Interest rate swap	$3,067,334	Interest expense	$—	$—
Treasury option	$—	Interest expense	$35,555	$—
Year Ended January 31, 2013
Interest rate swap	$2,068,293	Interest expense	$—	$—
Treasury option	$—	Interest expense	$143,740	$—
NOTE E – FAIR VALUE MEASUREMENTS
The Company’s financial instruments include accounts receivable, note receivable - affiliate, accounts payable and accrued liabilities, mortgage notes payable and an interest rate swap agreement with a positive fair value included in deferred swap asset at December 31 and January 31, 2013. Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize upon disposition of the financial instruments.
Fair Value Hierarchy
The accounting guidance related to estimating fair value specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions that other market participants would use based upon market data obtained from independent sources (also referred to as observable inputs). The following summarizes the fair value hierarchy:

•	Level 1 – Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

•
Level 2 – Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant observable inputs are available, either directly or indirectly, such as interest rates and yield curves that are observable at commonly quoted intervals; and

•	Level 3 – Prices or valuations that require inputs that are unobservable.
Inputs used to measure fair value may fall into different levels of the fair value hierarchy. In these cases, the level in the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information for the Year Ended January 31, 2012 is Unaudited)

Measurement of Fair Value
The Company estimates the fair value of its hedging instruments based on interest rate market pricing models. Although the Company has determined that the significant inputs used to value its hedging instruments fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with the Company’s counterparties and its own credit risk utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. As of December 31, 2013, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its hedging instrument’s position and has determined that the credit valuation adjustments are not significant to the overall valuation of its hedging instrument. As a result, the Company has determined that the interest rate swap agreement is classified in Level 2 of the fair value hierarchy.
Items Measured at Fair Value on a Recurring Basis
The following table presents information about the Company’s financial asset that was measured at fair value on a recurring basis.

	Fair Value Measurements
	December 31, 2013
	Level 1	Level 2	Level 3	Total
Interest rate swap agreement (asset)	$—	$3,580,427	$—	$3,580,427
	January 31, 2013
	Level 1	Level 2	Level 3	Total
Interest rate swap agreement (asset)	$—	$513,092	$—	$513,092
Fair Value of Other Financial Instruments
The carrying amount of accounts receivable and accounts payable and accrued liabilities approximates fair value based upon the short-term nature of the instruments. The Company estimates the fair value of its note receivable - affiliate and mortgage notes payable by discounting future cash payments at interest rates that the Company believes approximate the current market. Estimated fair value is based upon market prices of public debt, available industry financing data, current treasury rates and recent financing transactions. The fair value of the Company’s note receivable - affiliate and mortgage notes payable are classified as Level 2 in the fair value hierarchy. The following table summarizes the fair value of mortgage notes payable:

	December 31, 2013		January 31, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value

Fixed Rate Debt	$223,999,386	$238,766,446	$252,322,437	$272,782,193
Variable Rate Debt	95,811,786	93,458,138	95,000,000	94,386,318
Total	$319,811,172	$332,224,584	$347,322,437	$367,168,511

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information for the Year Ended January 31, 2012 is Unaudited)

NOTE F – RENTAL RECEIPTS FROM OPERATING LEASES
The following table summarizes the minimum lease payments to be received from tenants under non‑cancelable operating leases:

Years Ending December 31,
2014	$49,412,779
2015	44,689,982
2016	37,955,285
2017	26,705,751
2018	26,078,831
Thereafter	30,981,367
Total	$215,823,995
The Company has six tenants that accounted for between 11% to 16% of total revenues and totaling approximately 84%, 80% and 80% of total revenues for the 11 months ended December 31, 2013 and years ended January 31, 2013 and 2012, respectively.
NOTE G – GROUND LEASES
The Company leases the land on which each of the office buildings are situated from the Massachusetts Institute of Technology (the “Leases”). The Leases are each for a 75-year term, which began on various dates between the years 1986 and 2001. The Lease agreements require the Company to pay a monthly minimum lease rent payment plus 15% of annual gross revenues in excess of the percentage rent base, as defined. Land rent expense (exclusive of participation payments) amounted to $4,521,171, $3,815,613 and $3,203,155 for the 11 months ended December 31, 2013 and the years ended January 31, 2013 and 2012, respectively.
Fixed minimum lease rent payments at December 31, 2013 are as follows:

Years Ending December 31,
2014	$1,756,440
2015	1,756,440
2016	1,756,440
2017	1,756,440
2018	1,756,440
Thereafter	81,195,288
Total	$89,977,488
The Leases also require the payment of 15% of gross proceeds less the cost of sale or refinancing, as defined, upon the sale or refinancing of any portion of the office buildings or interests under the Leases. As a result, the Company paid participation payments of $1,160,653, $3,364,979 and $3,553,591, respectively, which are included in land rent in the Consolidated Statements of Operations for the 11 months ended December 13, 2013 and the years ended January 31, 2013 and 2012, respectively.

FC HCN UNIVERSITY PARK, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information for the Year Ended January 31, 2012 is Unaudited)

NOTE H – TRANSACTIONS WITH AFFILIATES
Forest City Commercial Management Inc, (“FCCMI”), the managing agent and an affiliated entity of FCUP, provides services under a management agreement. Management fees incurred and paid for the 11 months ended December 31, 2013 and the years ended January 31, 2013 and 2012 amounted to $1,253,417, $1,344,507 and $1,305,348, respectively, and are included in management fees in the Consolidated Statements of Operations.
The Company incurred and paid financing fees of $510,000 to an affiliated entity of FCCMI to perform services relating to refinancings for the year ended January 31, 2013. These payments are capitalized as mortgage procurement costs in the Consolidated Balance Sheets.
The Company also pays FCCG an asset management fee under a separate management agreement. Management fees incurred and paid for the 11 months ended December 31, 2013 and the years ended January 31, 2013 and 2012 amounted to $3,229,800, $3,459,756 and $3,391,919, respectively, and are included in management fees in the Consolidated Statements of Operations.
Also, the Company reimburses FCCMI for certain administrative and other expenses incurred on its behalf, which amounted to approximately $1,041,000, $1,071,000 and $1,051,000 for the 11 months ended December 31, 2013 and the years ended January 31, 2013 and 2012, respectively, and are included in operating expenses in the Consolidated Statements of Operations.
The Company, as ground lessee, is obligated under the Declaration of Covenants Agreement for each building to reimburse FCCMI for the Company’s proportionate share of expenses associated with maintaining certain land known as University Park at MIT. The Company’s portion of the expenses incurred under these agreements for the 11 months ended December 31, 2013 and the years ended January 31, 2013 and 2012 amounted to $899,789, $1,100,164 and $916,097, respectively, and is included in operating expenses in the Consolidated Statements of Operations.
The transactions with affiliates, as described above, as well as other cash payments received by FCCMI on behalf of the Company resulted in a net amount due from affiliates of $83,396 and $309,723 at December 31 and January 31, 2013, respectively, which is included in accounts receivable - affiliate in the Consolidated Balance Sheets.